Exhibit 3.1
AMENDMENT TO AMENDED AND RESTATED BYLAWS OF
NEOGENOMICS, INC.,
a Nevada corporation
Effective: September 30, 2026
The Amended and Restated Bylaws, as amended, of NeoGenomics, Inc. (the “Bylaws”) are hereby amended as follows:
Section 2.2 is hereby amended to read, in its entirety, as follows:
Section 2.2 Number and Qualification; Change in Number
(a) Subject to Section 2.2(b), the authorized number of directors of this Corporation shall be not less than two nor more than eleven (11), with the exact number to be established from time to time by resolution of the Board. All directors of this Corporation shall be at least twenty-one (21) years of age.
(b) The Board or the stockholders may increase the number of directors at any time and from time to time; provided, however, that neither the Board nor the stockholders may ever increase the number of directors by more than one during any twelve (12) month period, except upon the affirmative vote of two-thirds (2/3) of the directors, or the affirmative vote of the holders of two-thirds (2/3) of all outstanding shares voting together and not by class. This provision may not be amended except by a like vote.
Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.